EXHIBIT 11

                      IVC INDUSTRIES, INC. AND SUBSIDIARIES
                   SCHEDULE OF EARNINGS PER SHARE COMPUTATION
                FOR THE YEARS ENDED JULY 31, 1997, 1996 AND 1995
        (Dollars in Thousands, Except as Noted or Per Share Information)


                                                             Years Ended
                                                               July 31,
                                                               --------
                PRIMARY                             1997         1996         1995
                                                    ----         ----         ----
Net income                                       $     1,346  $       296  $       593
Less - preferred stock dividends                          --           --           --
                                                 -----------  -----------  -----------
Net income for primary income per common  share  $     1,346  $       296  $       593

Weighted average number of common shares
   outstanding during the year                    17,075,525   17,084,726   17,202,811

Add- common equivalent shares
   (determined using the "treasury stock"
   method) representing shares issuable
   upon exercise of employee stock
   options and incentive
   performance shares                                 18,454      137,434           --
                                                 -----------  -----------  -----------

Weighted average number of common shares
   used in calculation of primary income per
   share                                          17,093,979   17,222,160   17,202,811
                                                 ===========  ===========  ===========

Primary income per common share                  $      0.08  $      0.02  $      0.03
                                                 ===========  ===========  ===========



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